

December 29, 2010

Mr. William V. Carey
Chief Executive Officer
Central European Distribution Corporation
Two Bala Plaza, Suite #300
Bala Cynwyd, PA 19004

> **Re: Central European Distribution Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 000-24341**
> **Schedule 14A**
> **Filed April 1, 2010**

Dear Mr. Carey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, page 29

1. Please revise future filings to further describe the financial and non-financial performance indicators that management uses to assess your business that would be material to investors. In this regard, we note the statement on page 71 that "great attention is paid to inventory rotation." However, we are unable to locate disclosure of trends in, for example, days in inventory, days in payment or similar metrics. As another example, with respect to known trends, demands, commitments, events or uncertainties that are reasonably likely to result in a material increase or decrease in your liquidity, it appears that the ratio of your current assets to liabilities, net of inventories and finished goods, has decreased since fiscal year 2007. Your disclosure should provide a narrative

explanation of your financial statements that enables investors to see your operations and financial condition "through the eyes of management." Refer to Securities Act Release No. 33-8350 (Dec. 29, 2003). Please provide draft disclosure.

The Company's Future Liquidity and Capital Resources, page 43

2. We note the discussion of your financing arrangements on page 43. Please revise future filings to describe in quantitative and qualitative terms the financial ratios and other covenants applicable to your credit lines, facilities and other financings. Your revised disclosure should address the extent to which you are in compliance with such ratios.

Notes to Consolidated Financial Statements
Note 1 – Organization and Significant Accounting Policies
Shipping and Handling Costs, page 71

3. It appears from your disclosure that shipping and handling costs associated with distribution are recorded in Selling, General and Administrative expenses. Please provide us with the dollar amount for these costs for each year presented. In addition, please confirm that in future filings the dollar amount of such costs will be disclosed for each year presented.

Exhibits

4. We note that Exhibits 10.18, 10.19, 10.21, 10.37, 10.39 and 10.51 appear to be missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Exhibit 31 – Section 302 Certifications

5. In future filings, please remove the titles of the certifying individual from the introductory paragraph of your certifications.

Exhibit 32 – Section 906 Certifications

6. We note that these certifications refer to the Form 10-K for fiscal year ended December 31, 2008 rather than 2009. Please file a full amendment with corrected certifications, including new 302 certifications.

Definitive Proxy Statement on Schedule 14A

7. We note your disclosure in the second paragraph of page 20 regarding the comparison of your named executive officers' compensation to Peer Group A and B. In future filings please provide more detailed disclosure of the extent to which actual compensation was

outside the targeted range instead of using language such as "above average" or "above the market average." Please provide us with draft disclosure.

8. We note the reference to "third party consultants" in the third-to-last paragraph of page 25. In future filings, please disclose the names of such consultants and describe the role they played in decisions regarding compensation. See Item 402(e)(1)(iii) of Regulation S-K. Please provide us with draft disclosure.

Form 10-Q for Quarter Ended March 31, 2010

Notes to Financial Statements
Note 4 - Impact of ASC Topic 810 on Accounting for Whitehall Group, page 7

9. We note you deconsolidated the Whitehall Group pursuant to ASU 2009-17. Please provide us with a thorough analysis supporting your deconsolidation conclusion, including specific references to the underlying Shareholders' Agreement and the rationale for you not having voting control, but a majority economic interest. In your response, provide details of the specific role of Mr. Kaoufman, the Management Company and Board of Directors in the operations of the entity. Also, tell us how you considered put and call options in your analysis as well as how you recorded them. We may have further comments upon review of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director